MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com



3 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 27th and 29th of September 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

**Karen Houlihan-Lane**
**Company Secretarial Assistant**
**<u>MyTravel Group plc</u>**

Enclosures



10/17

View Announcement

status list

Announcement Details

| Company | Headline | Embargo | Last Update |
|---|---|---|---|
| MyTravel Group plc | Holding(s) in Company | 15:00 27 Sep 06 | 10:58 27 Sep 06 |

Full Announcement Text

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus European Special Opportunities Master Fund L.P.

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Pardus European Special Opportunities Master Fund L.P.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

26 September 2006

12. Total holding following this notification

40,055,355 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

8.69% of the 30p ordinary shares

14. Any additional information

The interest in the relevant share capital of the MyTravel Group plc indicated arises by virtue of holdings attributed to the Pardus Fund as at September 26, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notifica

Mike Vaux, Assistant Group Company Secretary

Date of notification

27 September 2006



---

status list

**Pardus Capital Management L.P.**
1001 Avenue of the Americas
Suite 1100
New York, NY 10018

September 26, 2006

By facsimile +44 (0) 170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

**Section 198 Notification of Material Interests in Shares**

Dear Sir:

This notice is given by Pardus Capital Management L.P. ("Pardus Capital") on behalf of its affiliate, Pardus European Special Opportunities Master Fund L.P. (the "Pardus Fund"), pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital of MyTravel Group plc (the "Company") indicated below arises by virtue of holdings attributed to the Pardus Fund as at September 26, 2006 (the date on which this notification obligation under Section 198 first arose). As we have previously disclosed to the Company, Pardus Capital serves as the investment manager of the Pardus Fund.

Share capital to which this relates:

461,067,136 ordinary shares of 30p each outstanding (as per correspondence from the Company dated August 3, 2006)

Number of shares in which the Pardus Fund has an interest:

40,055,355

Percentage interest of MyTravel Group plc:

8.69%

Name of registered holder:

Pardus European Special Opportunities Master Fund L.P.
P.O. Box 908GT
Mary Street
George Town, Grand Cayman
Cayman Islands

If you have any questions or need further information, please do not hesitate to contact me at +1 212 719 7568. Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

Sincerely,

Mr Hamid Zanganeh

Enclosure

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Announcement Details

| | |
|---|---|
| **Company Name** | MyTravel Group plc |
| **Category** | Holding(s) in Company |
| **Headline** | Holding(s) in Company |
| **Release Instructions** | Embargoed for 15:30 29 Sep 2006 |
| **Related Company Information** | None |
| **Contact Name** | Michael Vaux |
| **Contact Telephone No** | 0161 232 6567 |
| **Additional Distribution** | |

Full Announcement Text

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus European Special Opportunities Master Fund L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareho

above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Pardus European Special Opportunities Master Fund L.P.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

29 September 2006

12. Total holding following this notification

41,869,957 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

9.08% of the 30p ordinary shares

14. Any additional information

The interest in the relevant share capital of the MyTravel Group plc indicated arises by virtue of holdings attributed to the Pardus Fund as at September 28, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notific

Mike Vaux, Assistant Group Company Secretary

Date of notification

29 September 2006



---

previous cancel confirm

1001 Avenue of the Americas
Suite 1100
New York, NY 10018
Tel: (212) 719-7550

**PARDUS CAPITAL PARTNERS LP**

# Fax

| | | | |
|---|---|---|---|
| **To:** | MyTravel Group Plc | **From:** | Hamid Zanganeh |
| **Fax:** | 011 44 170 674 2117 | **Pages:** | 2 + cover sheet |
| **Phone:** | | **Date:** | 29-Sep-2006 |
| **Re:** | MyTravel Group Plc | **CC:** | |

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Hamid Zanganeh
Chief Operating Officer
Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018
(212) 719-7568 (D)
(917) 362-4044 (C)

**Pardus Capital Management L.P.**
1001 Avenue of the Americas
Suite 1100
New York, NY 10018

September 29, 2006

By facsimile +44 (0) 170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

**Section 198 Notification of Material Interests in Shares**

Dear Sir:

This notice is given by Pardus Capital Management L.P. ("Pardus Capital") on behalf of its affiliate, Pardus European Special Opportunities Master Fund L.P. (the "Pardus Fund"), pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital of MyTravel Group plc (the "Company") indicated below arises by virtue of holdings attributed to the Pardus Fund as at September 28, 2006 (the date on which this notification obligation under Section 198 first arose). As we have previously disclosed to the Company, Pardus Capital serves as the investment manager of the Pardus Fund.

Share capital to which this relates:

461,067,136 ordinary shares of 30p each outstanding (as per correspondence from the Company dated August 3, 2006)

Number of shares in which the Pardus Fund has an interest:

41,869,957

Percentage interest of MyTravel Group plc:

9.08%

Name of registered holder:

Pardus European Special Opportunities Master Fund L.P.
P.O. Box 908GT
Mary Street
George Town, Grand Cayman
Cayman Islands

If you have any questions or need further information, please do not hesitate to contact me at +1 212 719 7568. Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

Sincerely,

H. A. Zanganeh

Mr Hamid Zanganeh

Enclosure